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                               EXHIBIT 99.6



               ASSESSMENT OF WESTERN MULTIPLEX CORPORATION


                                 FOR


                   GLENAYRE CORPORATE HEADQUARTERS



                                 BY

                 TROTT COMMUNICATIONS GROUP, INC.


                               dated



                         DECEMBER 11, 1994

                       George W. Weimer, P.E.

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ASSESSMENT OF WESTERN MULTIPLEXFOR GLENAYRE

(Bullet)     Technology

Our review of the Western Multiplex products indicated State-of-the-Art technology utilizing the latest construction practices and components. The simplicity of the designs appears to be the most advantageous aspect. This minimizes the difference between products and differences in construction and testing, making the overall product lines more efficient and less costly.


(Bullet)    Personnel

Our review of the Western Multiplex personnel indicated a high-technology design and test team utilizing advanced design techniques in combination with a simplistic design philosophy. However, there is a heavy dependence upon one person to lead the team and promote the overall company design process and philosophy. This does not mean that others within the company could not or would not promote the same design concepts. The production, assembly and test personnel appear to be adequate for the current volume of business, but if a large increase in volume occurs, it is doubtful if the existing staff could support a substantial increase. This potential problem is somewhat minimized by the fact that a high percentage of the production work is out-sourced; however, this may be a mixed blessing if a substantial increase in volume occurs. The lack of system design, assembly and test personnel, including facilities, was evident and may become a factor in acquiring system-level projects, such as system replacement as a result of PCS displacement.

(Bullet)     Products


Our review of the Western Multiplex products indicate that they are comparable in functionality, features and specifications to that of their competition. In contrast, they generally appear to be less costly than the competition. This is most likely due to simplicity of design and the lower volume production. Also, the limited type and quantity of other services offered can lower the overall cost of doing business; however, it can also limit the potential business opportunities.

Future plans for the Western Multiplex product lines are natural technical extensions of existing products and product lines; however, competitors are


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extending  their  products into  other  areas different from Western
Multiplex. For example, SpreadNet and others (competitors for the Lynx products) are currently offering products in the 902MHz and 2.4GHz unlicensed spread spectrum band, and MDS is producing digital radios in the 928-953MHz band with data rates up to 384kbps. Western Multiplex's competitor radio is not scheduled until 1997. Although MDS produces a competitor to the Western Multiplex ONE-960 analog 960MHz radio, they have recently introduced a digital version capable of fractional T1 transmission.

The only questionable product extension is Western Multiplex's expansion into the 928-952MHz point-to-multipoint business. This band is fiercely competitive with Motorola, MDS, Alligator, and a few other minor players. In addition to the strong competition, companies in these services are expected by the buyers to provide other services which may not be consistent with the Western Multiplex or Glenayre business plan. There is no doubt that Western Multiplex equipment will be a strong technical competitor, but in order to be successful, more than technical competence is required. Alliances with "system houses" or "turnkey system suppliers" may be required in order to enter the MAS marketplace. This equipment may also be viewed as an adjunct to or in competition with Glenayre's 900MHz link transmitters and receivers utilized in the Paging industry.


(Bullet)     Production

All circuit board production and enclosure metal work is accomplished through outside contracts. Final assembly and test is accomplished internally. The internal capabilities are not suitable for high-volume production. This appears to be by design due to historically low volume requirements. Should a substantial increase in volume occur, the procedures and facilities in place appear to be inadequate. Minimal quality control of incoming components and assembled boards exists. Problems are addressed as they are observed through final assembly and test.

(Bullet)     Sales/Marketing

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Our review could not find any purposeful market  research.  The products and product lines appear to have been developed through evolution and the future development plans appear to be natural technical extensions
of  existing  product and  product  lines.    Marketing  appears  to  be
targeted  to selected  markets and/or  customers rather  than widespread
throughout the telecommunications industry.   Although Western Multiplex
is expecting a surge in sales due to the PCS displacement, there does not appear to be a concerted effort to do extensive marketing in that area.



(Bullet)     Selective Users/Markets

(Bullet)     PCS Potential

Analog products appear to be well positioned for the PCS displacement; however, the digital products are scheduled to be available after mid-1995. An extensive marketing effort should already be underway to existing licensees, potential PCS service providers and relocation s specialists.


(Bullet)     Competition

Western Multiplex appears to be placing an extreme emphasis on the Lynx product line and is unaware of the competition. The impediments to new entries into this marketplace are slowly being minimized since many component manufacturers are regularly introducing components to provide spread spectrum signal generation and detection. Any company wishing to develop competitive products can buy the pre-assembled circuit boards, design the ancillary circuits and packaging, and introduce a new product in a very short period of time with minimal development time and cost to recover.

The main competition for the licensed products at 2 and 6GHz are well established, full service companies, such as Harris (Farinon),
TeleSciences (Motorola), Microwave Networks, and Digital Microwave. The majority of the new products are digital rather than analog. Since Western Multiplex does not have its digital 6GHz radio in production and does not have plans for a digital 2GHz radio, it may not be able to expand its market share due to its limited product line compared to other competitors;

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however, some of the competitors listed above do not have or plan to have analog radios in their product lines while others offer both analog and digital products.

The only digital product currently offered by Western Multiplex is the Lynx product line, which utilizes the unlicensed FCC Part 15 frequencies. We recognize that the Lynx Product operating at 2.4GHz or 5.7GHz is significantly different from other products operating in the 902-928MHz unlicensed band; however, this difference may not be significant to the buying customer. Clever salesmen can minimize that difference to the point where it is insignificant. Since many companies are currently offering and developing a variety of products, not necessarily point-to-point radio, utilizing these unlicensed bands, we are noticing a severe increase in the noise level in these bands in several major cities. As a result of this fact and the fact that these unlicensed operations are not afforded any interference protection from each other or other higher-priority services, it is doubtful if this type of service and equipment will survive much longer.

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                      MARKET RESEARCH STUDY

                      BY JIM STEWART, PH.D.

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                           OBJECTIVE


The purpose of this study is to obtain current customer inputs and perceptions of Western Multiplex's (and competitors') analog and digital products, and support services. Additionally, trends were evaluated regarding moving to fiber optic cable, upgrading from analog to digital microwave systems, current and projected frequency operations, expansion plans, and specific brands of digital equipment installed.


The data was obtained by attempting to contact by telephone all 61 individuals identified on three different customer lists provided by Glenayre. A total of only 7 of the 61 completed the survey (12%) primarily because several on the list had retired, quit their positions, etc. In addition, we attempted to contact other Western Multiplex customers that were provided on a separate list that only provided company names - no phone numbers or persons to contact were included. Therefore, we had to look up their phone numbers. Of those on the list that were not redundant with one of the other lists, there were approximately 80 numbers. Given the short time frame, we were able to look up only 43 company phone numbers. These companies were then contacted and attempts were made to find those who were in charge of microwave engineering or other likely departments. A total of 13 responded to this list (30% response rate).

To increase the response rate, participants were offered a $20.00 participation gratuity that they could receive or a like amount would be donated to their favorite charity in their name (because some are not allowed to accept gifts).

We were able to obtain 20 completed interviews. Therefore, although the study was quantitative in nature, the results should be interpreted qualitatively in the sense that it may not be appropriate to project the respondents' answers to the rest of the population of actual and potential customers.

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SUMMARY OF FINDINGS

Overall, Western Multiplex fared well. Seventy-five percent of the respondents identified Western Multiplex as a manufacturer of
analog  or   digital microwave equipment (unaided).  Sixty-five Percent
of respondents mentioned Harris-Farinon (unaided).   Alcatel came in
third  with 35% of respondents mentioning them.

When asked to rate Western Multiplex on several characteristics (Customer Service, Product Quality, Product Support, Product Reliability, Salesforce, Product Delivery, Product Selection, and Overall Rating), respondents were pleased with everything with the exception of Product Line Selection. Compared to ratings given to competitors, Western Multiplex was rated the same on all characteristics with the exception of Product Selection (statistically significantly lower rating) and Customer Service (statistically significantly higher rating). Also, when asked whether Western Multiplex met their needs in terms of developing new products or enhancements, respondents rated them the same as competitors.

One finding of note is that concerning pricing. Western Multiplex's products were considered to be better (statistically significantly better rated) values from a pricing standpoint than the competition (primarily Harris-Farinon). This suggests that pricing could be increased slightly and it not negatively affect customer's perceptions about product value.

While few negative comments were provided about Western Multiplex, dislikes appear to be their limited product selection and delivery times; whereas, negative comments about the competition were more numerous -- primarily concerning high pricing, poor customer service, and delivery times.


In  terms  of  trends,  it  appears  that many  (70%)  feel  they
Definitely Will or Probably Will move to fiber optic cable in the next three years. However, most stated that less than one-fourth of their system would be moved to fiber optic.

Regarding  upgrading of  equipment  from analog  to digital,  75%
stated they Definitely Will, Probably Will Upgrade in the next three years, or Have Already Begun or Completed such an Upgrade.


Most  of the  respondents operate at  6 gigahertz or  less.  Some
(40%) plan to upgrade as a result of the 2 gigahertz PCS frequency reallocation.

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Only 40%  felt that there  are competing technologies  that would impact their equipment buying decisions in the near future -- primarily fiber optics, T1 service, and satellites.

Only 30% plan expansions for their analog equipment.